UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement

(Pursuant to Section 13(e) of the Securities Act of 1934)

(Amendment No. 11)

NET2PHONE, INC.

(Name of the Issuer)

NET2PHONE, INC.

NTOP ACQUISITION, INC.

IDT CORPORATION

HOWARD S. JONAS

JAMES A. COURTER

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

Class A Common Stock, par value $0.01 per share

(Titles of Classes of Securities)

64108N10

(CUSIP Number of Class of Securities)

James R. Mellor
Ira A. Greenstein	Chairman of the Independent Committee
President	of the Board of Directors
IDT Corporation	Net2Phone, Inc.
520 Broad Street	520 Broad Street
Newark, New Jersey 07102	Newark, New Jersey 07102
(973) 438-1000	(973) 438-3111

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

Joyce Mason, Esq.
General Counsel	Abbe L. Dienstag, Esq.
IDT Corporation	Kramer Levin Naftalis & Frankel LLP
520 Broad Street	1177 Avenue of the Americas
Newark, New Jersey 07102	New York, New York 10036
(973) 438-1000	(212) 715-9100

Stephen Fraidin, Esq.
Andrew E. Nagel, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (§ § 240.14a-1 through 240.14b-2), Regulation 14C (§ § 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Act of 1934 (“the Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$94,605,978.90	$10,122.84

*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.05 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $107.00 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,863.54

Form or Registration Number: Schedule TO/13E-3 (SEC File No. 005-56655)

Filing Parties: NTOP Acquisition, Inc. and IDT Corporation.

Date Filed: November 10, 2005

Amendment No. 11 to Schedule 13E-3

This Amendment No. 11 (this “Amendment No. 11”) is being filed by the filing persons listed on the cover page hereof and amends and supplements the Schedule 13E-3 Transaction Statement (the “Initial Schedule 13E-3”) initially filed with the Securities and Exchange Commission on November 10, 2005 by IDT Corporation, a Delaware corporation (“IDT”), and NTOP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (“NTOP Acquisition”), as amended (the Initial Schedule 13E-3, as so amended, is referred to as the “Schedule 13E-3”). This Amendment No. 11 relates to the acquisition by NTOP Acquisition of all of the outstanding shares (the “Shares”) of common stock, par value $0.01 per share, and Class A common stock, par value $0.01 per share, of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), not already beneficially owned by IDT.

Concurrently with the filing of this Schedule 13E-3, Net2Phone is filing with the Securities and Exchange Commission a definitive Consent Solicitation Statement (the “Consent Solicitation Statement”) pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, relating to the solicitation by Net2Phone of written consents from its stockholders to approve and adopt the Agreement and Plan of Merger, dated as of February 17, 2006 (the “Merger Agreement”), among IDT, NTOP Acquisition and Net2Phone, and the transactions contemplated thereby, including the Merger of NTOP Acquisition with and into Net2Phone (the “Merger”). If Net2Phone’s stockholders adopt the Merger Agreement and approve the Merger, the Shares (other than the Shares beneficially owned by IDT and any Shares with respect to which appraisal rights have been properly perfected under Delaware law) will be converted into the right to receive $2.05 in cash without interest. As a result of the Merger, Net2Phone will cease to be a publicly traded company and will become a wholly-owned subsidiary of IDT.

The information set forth in the definitive Consent Solicitation Statement, a copy of which is attached as Exhibit (a)(1)(xiv) to this Schedule 13E-3, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 16 of the Schedule 13E-3, and is supplemented by the information specifically provided herein.

SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NET2PHONE, INC.

By:	/s/ James R. Mellor
Name:	James R. Mellor
Title:	Director and Chairman of the Independent Committee of the Board of Directors of Net2Phone, Inc.

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

HOWARD S. JONAS

By:	/s/ Howard S. Jonas

JAMES A. COURTER

By:	/s/ James A. Courter

Date: March 7, 2006

EXHIBIT INDEX

Exhibit	Description
(a)(1)(xiv)	Definitive Consent Solicitation Statement of Net2Phone, Inc., dated March 7, 2006 (incorporated by reference to Definitive Consent Solicitation Statement on Schedule 14A filed by Net2Phone, Inc. on March 7, 2006).